SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year end: December 31, 2014

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from            to
Commission file number: 000-08135

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Sigma-Aldrich 401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Sigma-Aldrich Corporation
3050 Spruce Street
St. Louis, MO 63103

SIGMA-ALDRICH
401(k) RETIREMENT SAVINGS PLAN
Table of Contents and Definitions

Page
Table of Contents:
Report of Independent Registered Public Accounting Firm	1
Statements of Net Assets Available for Benefits, December 31, 2014 and 2013	2
Statements of Changes in Net Assets Available for Benefits, For the Years Ended December 31, 2014 and 2013	3
Notes to Financial Statements, December 31, 2014 and 2013	4
Schedule:
1 Schedule H, Line 4i-Schedule of Assets (Held at End of Year), December 31, 2014	10
Definitions:

Company	Sigma-Aldrich Corporation
ERISA	Employee Retirement Income Security Act of 1974
ESOP	Employee Stock Ownership Plan
FASB ASC 820	Financial Accounting Standards Board Accounting Standards Codification No. 820 Fair Value Measurements
IRC	Internal Revenue Code
IRS	Internal Revenue Service
Managed Income Fund	Fidelity Managed Income Portfolio
Merck KGaA	Merck KGaA, a German corporation with general partners
NAV	Net Asset Value
Plan	Sigma-Aldrich 401(k) Retirement Savings Plan
Plan Administrator	Sigma-Aldrich Administrative Committee
Trustee	Fidelity Management Trust Company

Report of Independent Registered Public Accounting Firm

To the Members of the Sigma-Aldrich Corporation
Retirement Plan Investment Committee

We have audited the accompanying statements of net assets available for benefits of the Sigma-Aldrich 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014 have been subjected to audit procedures performed in conjunction with the audit of Sigma-Aldrich 401(k) Retirement Savings Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Brown Smith Wallace, LLC

St. Louis, Missouri
June 29, 2015

SIGMA-ALDRICH
401(k) RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2014 and 2013

	2014	2013
Assets:
Investments, at fair value	$559,788,531	$494,800,244
Employer contributions receivable	2,191,435	-
Notes receivable from participants	7,963,720	7,821,514

Net assets available for benefits, at fair value	569,943,686	502,621,758

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contract	(77,416)	(78,972)

Net assets available for benefits	$569,866,270	$502,542,786

The accompanying notes are an integral part of these financial statements.

SIGMA-ALDRICH
401(k) RETIREMENT SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2014 and 2013

	2014	2013
Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$12,614,341	$65,315,257
Dividends	37,673,122	17,061,410
Interest	2,605	3,862
Total investment earnings	50,290,068	82,380,529

Interest income on notes receivable from participants	283,285	281,827

Miscellaneous receipts	383,750	193,750

Contributions:
Employee contributions	26,829,625	23,701,909
Employer contributions	25,164,341	21,568,814
Rollovers	3,565,351	3,655,650
Total contributions	55,559,317	48,926,373

Total additions	106,516,420	131,782,479

Deductions:
Deductions from net assets attributed to:
Benefit payments to participants	$(39,080,476)	$(29,965,597)
Deemed distributions of participant loans	(11,520)	(7,274)
Administrative expenses	(100,940)	(102,524)

Total deductions	(39,192,936)	(30,075,395)

Increase in net assets available for benefits	67,323,484	101,707,084

Net assets available for benefits, beginning of year	502,542,786	400,835,702

Net assets available for benefits, end of year	$569,866,270	$502,542,786

The accompanying notes are an integral part of these financial statements.

SIGMA-ALDRICH
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

(1)	Description of the Plan
The following description of the Plan provides only general information. Participants should refer to the Plan document and summary plan description for a more complete description of the Plan's provisions.

(a)	General
The Plan is a defined contribution retirement plan, with both a profit sharing and an ESOP component, covering eligible employees of the Company and its domestic subsidiaries. The Plan includes the required provisions relating to eligibility, fiduciary standards, and other technical provisions under ERISA.

(b)	Contributions
Newly eligible employees are deemed to have elected to make a salary deferral of 6% of their compensation (as defined in the Plan), generally effective 45 days after date of hire, unless they file an election to contribute a different amount (or no amount) before this date.
Employees may contribute 1% - 75% of eligible compensation, not to exceed the applicable IRC dollar limitation. The Company contributes a match of $0.60 on each dollar of deferral contributions, up to a maximum of 6% of eligible pay. The Company also makes a safe harbor contribution of 4.5% of compensation each pay period to each active participant's account. The Company may provide a discretionary employer contribution from 0% to 1.5% of compensation to each active participant's account if such participant is active on the last day of the Plan year. Such contribution is not guaranteed and shall be determined in the sole discretion of the Company. In March 2015, the Company paid a Discretionary Contribution of 0.75% of 2014 eligible pay for active regular full-time or part- time employees as of December 31, 2014. The contribution in the amount of $2,191,435 is reported as Employer Contributions Receivable within the December 31, 2014 Statement of Net Assets Available for Benefits.

Effective October 14, 2013, the Company added an Annual Increase Program. All participants whose pretax contribution is between 1% and 9% shall be deemed to have elected to increase his or her salary deferral contribution by a rate of 2%. The Annual Increase Program automatically increases contribution rates each year, by 2% of eligible pretax pay (or 1% if the Participant is currently deferring at 9%), until an eligible employee reaches a 10% deferral. Participants may opt out of this Annual Increase Program

(c)	Participant Accounts
Each participant's account is credited with the participant's deferral contributions, rollover contributions, transferred contributions and allocations of (a) the Company's matching contributions, safe harbor contributions and discretionary contributions and (b) Plan earnings. The participant's account is debited with any distributions or withdrawals made to the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(d)	Forfeitures
Forfeitures, resulting from participants who terminate employment before fully vesting in Company contributions, are used to reduce future employer contributions. Forfeited nonvested accounts at year end totaled $161,298 and $114,050 in 2014 and 2013, respectively. During the years ended December 31, 2014 and 2013 employer contributions were reduced by $562,312 and $577,009, respectively, from forfeited nonvested accounts.

(e)	Vesting
Participants are always fully vested in participant contributions, as well as their rollover account, transferred account and safe harbor contribution account. The Company's matching contributions, discretionary contributions (and for plan years ending before January 1, 2013, quarterly fixed contributions) become vested as follows:

Completed years of service	Vested percentage
Less than 3	0%
3 or more	100%

(Continued)

SIGMA-ALDRICH
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

(f)	Notes Receivable from Participants
Participants may borrow from their transferred, rollover and salary deferral accounts, a minimum of $500, up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant's account and bear interest at rates that currently range from 3.25% to 8.75%, which are commensurate with local prevailing rates as determined periodically by the investment committee. Loan terms range from one to five years, or longer for the purchase of a primary residence. Principal and interest payments are made by participants through payroll deductions. Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest.

(g)	Payment of Benefits
The Plan provides that a participant’s vested interest in the Plan may be distributed to the participant upon retirement (generally a termination of employment after age 65), other termination of employment, total disability (as defined in the Plan), death or in-service upon reaching age 59 1/2. Participants with vested account balances in excess of $1,000 may elect to defer distribution to a future date as more fully described in the Plan document. Participants may elect to (a) receive a single lump sum amount equal to their vested account balance, (b) have all of his or her distributions paid in the form of a direct trustee to trustee transfer to another eligible retirement plan designated by the participants, or (c) elect to receive his or her account balance in monthly, quarterly, or annual installments over any period not exceeding ten years. Distributions shall be made in cash; provided, however, that participants have the right to receive payment of the ESOP portion of their accounts in Company stock.
Participants may also withdraw, if approved, certain amounts from their salary deferral and rollover accounts only in the event of a financial hardship as defined by the Plan and the IRC. A participant who receives a distribution for hardship shall be prohibited from making elective deferrals and employee contributions under this and all other plans of the employer for a six month period after receipt of the distribution.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting except for benefit payments.
Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

(b)	Use of Estimates
The preparation of the accompanying financial statements, in conformity with accounting principles generally accepted in the United States of America, requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses and disclosure of contingent assets and liabilities during the reporting period. Actual results could differ from those estimates.

(c)	Valuation of Investments and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The annual revenue credit is recorded quarterly, in arrears, on a pro rata basis. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

(Continued)

SIGMA-ALDRICH
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

(d)	Payment of Benefits
Benefit payments to participants are recorded upon distribution.

(e)	Miscellaneous Receipts
In 2012, the Trust Agreement was amended to add a revenue credit component. This revenue is reported under miscellaneous receipts in the Statements of Changes in Net Assets Available for Benefits. It is used for expenses related to the Plan, such as financial educational workshops. The revenue credit totaled $383,750 and $193,750 in 2014 and 2013, respectively.

(3)	Investments
The following table presents the fair value of investments representing greater than 5% of the Plan’s net assets:

	December 31
	2014	2013
Fidelity Freedom Fund 2020 – Class K	$35,876,500	$32,567,910
Fidelity Balanced Fund – Class K	37,905,045	34,571,110
Sigma-Aldrich Corporation Stock Fund	62,033,008	46,015,224
Fidelity Contrafund – Class K	75,315,284	71,434,644
PIMCO Total Return Inst CL	30,197,459	29,678,074
Fidelity Freedom Fund 2030 – Class K	41,003,939	35,008,000
Fidelity Freedom Fund 2025 – Class K	32,907,068	28,996,292

During 2014 and 2013, the Plan’s investments (including realized and unrealized gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $12,614,341 and $65,315,257, respectively, as follows:

	2014	2013
Mutual funds	$(7,951,587)	$55,386,905
Sigma-Aldrich Corporation Stock Fund	20,565,928	9,928,352
	$12,614,341	$65,315,257

(Continued)

SIGMA-ALDRICH
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

(4)	Fair Value Measurements
FASB ASC 820 provides the framework for measuring fair value. This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are as follows:
Level 1 Fair Value Measurements
Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2 Fair Value Measurements
Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability; and

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 Fair Value Measurements
Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.
Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Common Collective Trust: Valued at NAV, as provided by the trustee, as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments, which are traded on an active market. The Plan does not have any collective investment funds with unfunded commitments or with any redemption restrictions. There is no redemption notice period for the individual participants within the Plan, however, there is up to a twelve- month redemption notice required for this investment at the Plan level. The participants nor the Plan have any funding commitments related to this investment.
The preceding methods used to arrive at a fair value calculation may not be indicative of the net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
(Continued)

SIGMA-ALDRICH
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2014 and 2013:

December 31, 2014		Fair Value Measurements
	Balance	(Level 1)	(Level 2)	(Level 3)
Mutual Funds
Small Cap	$11,902,046	$11,902,046	$-	$-
Mid Cap	35,744,506	35,744,506	-	-
Large Cap	115,971,894	115,971,894	-	-
International	30,513,173	30,513,173	-	-
Blended	246,780,677	246,780,677	-	-
Bond	30,197,459	30,197,459	-	-
Money Market	21,349,318	21,349,318	-	-
Total Mutual Funds	492,459,073	492,459,073	-	-

Common Stock Fund	62,033,008	62,033,008	-	-
Common Collective Trust	5,296,450	-	5,296,450	-

Total	$559,788,531	$554,492,081	$5,296,450	$-

December 31, 2013		Fair Value Measurements
	Balance	(Level 1)	(Level 2)	(Level 3)
Mutual Funds
Mid Cap	$42,649,153	$42,649,153	$-	$-
Large Cap	102,773,402	102,773,402	-	-
International	31,411,503	31,411,503	-	-
Blended	214,267,643	214,267,643	-	-
Bond	29,678,074	29,678,074	-	-
Money Market	22,765,984	22,765,984	-	-
Total Mutual Funds	443,545,759	443,545,759	-	-

Common Stock Fund	46,015,224	46,015,224	-	-
Common Collective Trust	5,239,261	-	5,239,261	-

Total	$494,800,244	$489,560,983	$5,239,261	$-

(5)	Investment in Common Collective Trust
The Managed Income Fund, a common collective trust fund, invests in a variety of investments such as fixed income securities or bond funds and enters into wrapper contracts issued by a third party, such as a bank or insurance company, to make payments to a portfolio in certain circumstances. The wrap issuer agrees to pay an amount sufficient to cover unit holder redemptions.
The interest-crediting rate is the periodic interest rate accrued to participants and is reset on a monthly basis to reflect the performance of the underlying securities.
Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Managed Income Fund at contract value. Certain events may limit the ability of the Plan to transact at contract value with the issuer. The Plan Administrator does not believe that the occurrence of any such event is probable. The average yield and crediting interest rates were approximately 1.67% and 1.54%, for the Plan years ended December 31, 2014 and 2013, respectively.
(Continued)

SIGMA-ALDRICH
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

(6)	Tax Status
The IRS issued a favorable determination letter dated April 19, 2013 stating that the Plan is tax exempt under Section 401 of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.

(7)	Related Party
The Plan assets are maintained in a trust fund. The investments, and changes therein, of this trust fund are party-in interest transactions due to Fidelity being the trustee and the Plan's assets being invested in Fidelity's investment products. Fees paid by the Plan for the investment management services amounted to $100,940 and $102,524 for the years ended December 31, 2014 and 2013 respectively.

In September 2013, the unitized Sigma-Aldrich Stock Fund offered within the Plan was changed to a “Real-Time Traded” stock fund. Balances in the unitized Sigma-Aldrich Stock Fund were converted into shares of Sigma-Aldrich common stock and transferred into the new Sigma-Aldrich Corporation Stock Fund. Investments in the Sigma-Aldrich Corporation Stock Fund is limited to 25% of new contributions and when rebalancing, no more than 25% of a participant balance can be invested in Company stock.
As of December 31, 2014 and 2013, investments include 451,738 shares and 489,031 shares of Sigma-Aldrich Corporation common stock, respectively, having an aggregate fair value of $62,033,008 and $46,015,224, respectively.

(8)	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

(9)	Other
On September 22, 2014, Sigma-Aldrich Corporation entered into a Merger Agreement with Merck KGaA. The Merger Agreement remains subject to the satisfaction or waiver of specified closing conditions, including the receipt of certain antitrust and governmental approvals and other customary closing conditions.

(10)	Plan Termination
The Company intends to continue the Plan; however, the Company reserves the right to terminate the Plan. In the event the Plan terminates, participants will generally become fully vested in the employer match portion of their account balances.

Schedule 1
SIGMA-ALDRICH
401(k) RETIREMENT SAVINGS PLAN
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2014

a)	b) Identity of issue, borrower, lessor or similar party	c) Description	d)	Cost	e)	Current Value
	Mutual funds:
*	Fidelity Management Trust Company	Retirement Money Market Portfolio		$21,349,318		$21,349,318
*	Fidelity Management Trust Company	Balanced Fund – Class K		27,724,894		37,905,045
	PIMCO Total Return Inst CL	PIMCO Total Return Inst CL		31,065,679		30,197,459
*	Fidelity Management Trust Company	Low-Priced Stock Fund – Class K		15,651,953		20,319,977
*	Fidelity Management Trust Company	Diversified International Fund – Class K		16,626,649		22,253,672
*	Fidelity Management Trust Company	Freedom Income Fund – Class K		2,417,678		2,422,322
*	Fidelity Management Trust Company	Freedom 2005 Fund – Class K		374,128		377,790
*	Fidelity Management Trust Company	Freedom 2010 Fund – Class K		4,343,353		4,418,565
*	Fidelity Management Trust Company	Freedom 2015 Fund – Class K		10,823,565		11,144,756
*	Fidelity Management Trust Company	Freedom 2020 Fund – Class K		34,513,769		35,876,500
*	Fidelity Management Trust Company	Freedom 2025 Fund – Class K		30,973,578		32,907,068
*	Fidelity Management Trust Company	Freedom 2030 Fund – Class K		38,350,474		41,003,939
*	Fidelity Management Trust Company	Freedom 2035 Fund – Class K		24,145,016		25,997,038
*	Fidelity Management Trust Company	Freedom 2040 Fund – Class K		20,863,383		22,290,826
*	Fidelity Management Trust Company	Freedom 2045 Fund – Class K		13,796,790		14,842,049
*	Fidelity Management Trust Company	Freedom 2050 Fund – Class K		13,508,591		14,485,430
*	Fidelity Management Trust Company	Freedom 2055 Fund – Class K		3,003,503		3,109,349
*	Fidelity Management Trust Company	Contrafund – Class K		48,502,722		75,315,284
	American Beacon Fund	American Beacon Lg Cap Value Inst CL		8,072,741		9,520,100
	American Fund	American Funds Fundamental Investors Fund Class R5		5,504,880		6,776,583
	Columbia Acorn	Columbia Acorn International Fund Class Z		7,629,435		7,643,916
	Glenmede	Glenmede Small Cap Equity Portfolio Institutional Class		11,162,842		11,114,624
	Goldman Sachs	Goldman Sachs Mid Cap Value Fund Institutional Class		10,065,187		10,362,598
	Munder	Victory Munder Mid-Cap Core Growth Class Y		4,087,650		5,061,931
	Spartan	Spartan 500 Index Fund – Institutional Class		18,236,260		24,359,927
	Spartan	Spartan Small Cap Index Fund Advg Class		776,056		787,422
	Vanguard	Vanguard Total Intl Stk Index Fund Admiral Shares		674,882		615,585
				424,244,976		492,459,073
	Common Stock:
*	Sigma-Aldrich	Sigma-Aldrich Corporation		24,072,241		62,033,008
	Common Collective Trust:
*	Fidelity Management Trust Company	Managed Income Portfolio		5,219,035		5,296,450

*	Notes Receivable from Participants	Range of interest rates 3.25% – 8.75%				7,963,720

						$567,752,251

*	Represents a party-in-interest.
See accompanying independent auditors’ report.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, Sigma-Aldrich Corporation, as Plan Administrator of the Sigma-Aldrich 401(k) Retirement Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SIGMA-ALDRICH
401(k) RETIREMENT SAVINGS PLAN

By:	/s/ Mike Hollenkamp
Mike Hollenkamp, Vice President and Treasurer
Sigma-Aldrich Corporation

June 29, 2015

EXHIBIT INDEX

Exhibit

23	Consent of Independent Registered Public Accounting Firm – Brown Smith Wallace, LLC